210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Positive Results of U.S. Phase 2 Clinical Trial Investigating REOLYSIN® in Combination with Paclitaxel and Carboplatin in Head and Neck Cancers

CALGARY, AB, --- November 14, 2011- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that positive results from a Phase 2 clinical trial (REO 015) using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers will be presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. The conference is being held in San Francisco, CA from November 12th to 16th 2011. The Principal Investigator of the U.S. study was Dr. Monica Mita of the Cancer Therapy & Research Center at The University of Texas Health Science Center at San Antonio (CTRC).

The U.S. trial was a single arm open-label, phase-2 study of REOLYSIN given intravenously with paclitaxel (175 mg/m2) and carboplatin (AUC 5) every three weeks in patients with platinum-refractory recurrent and/or metastatic squamous cell cancers of the oral cavity, larynx, or pharynx.  The primary end point was to determine the objective response rate (complete response (CR) + partial response (PR)) of the treatment regimen in the study population. Secondary objectives included the determination of disease control rate (CR + PR + stable disease (SD)) and the safety and tolerability of the treatment regimen.

Of the 14 enrolled patients, all had received prior chemotherapy, radiotherapy, or combinations thereof for their metastatic or recurrent disease. Ten of the 14 patients received prior chemotherapy treatment with taxanes. Of the 13 patients evaluable for response, four had PRs, for an objective response rate of 31%. Six patients had SD or better for 12 weeks or longer for a disease control rate (SD or better) of 46%. Two of the four patients with PRs and both patients with SD had received prior treatment with taxanes.

“This study was undertaken as a confirmatory trial of an earlier study performed in the UK with a similar patient population (REO 011). It confirmed the high rate of responses observed in the U.K. study, and was noteworthy as this U.S. patient population included a higher proportion of patients that had failed prior taxane-based therapy,” said Dr. Matt Coffey, COO of Oncolytics. “Historically, head and neck cancer has been characterized by a very low rate of success in treatment of patients who have already failed chemotherapy. Standard second-line therapies for platinum refractory head and neck cancer using currently approved cytotoxics have yielded 3 to 7% response rates1.”

“These data further confirm the utility of REOLYSIN in this indication, even in a heavily pre-treated patient population,” said Dr. Brad Thompson, President and CEO of Oncolytics. “These results are an important step towards making this potential therapy available to head and neck cancer patients, and represent a significant milestone for Oncolytics.”

León X et al. (2005) A retrospective analysis of the outcome of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck refractory to a platinum-based chemotherapy. ClinOncol 17: 418-424; Specenier P et al. (2011) Weekly Docetaxel in Patients With Recurrent and/or Metastatic Squamous Cell Carcinoma of the Head and Neck. Am J ClinOncol 34: 472-7.

Conference Call Information
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Monday, November 14th, 2011 at 6:30 a.m. MT (8:30 a.m. ET) to discuss in more depth the presentation covering the U.S. Phase II head and neck cancer data. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3743300 or through the Company's website at www.oncolyticsbiotech.com. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through November 21st, 2011. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 27729561 followed by the number sign.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolyticviruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the U.S. Phase 2 combination REOLYSIN/paclitaxel/carboplatin clinical trial for patients with advanced head and neck cancers, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com